UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                               COMMISSION FILE NUMBER: 0-23551


(Check One):   |_| Form 10-KSB  |_| Form 20-F  |_| Form 11-K   |X| Form 10-QSB

               |_| Form N-SAR

               For Period Ended:  September 30, 2005

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of registrant:                   UNITED TENNESSEE BANKSHARES, INC.

Former Name if applicable:

Address of principal executive office:     170 W. Broadway

City, state and zip code:                  Newport, Tennessee 37821

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   |X|     (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR,
                or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
   |_|     (c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     The Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 could not be filed because the Registrant, in anticipation of the de-registration of its securities before the required filing date pursuant to a going private transaction, had not prepared the report. Registrant is in the process of a going private transaction which was to be voted upon at its annual shareholders meeting on November 10, 2005. Just prior to that meeting, management and the audit committee of Registrant, in consultation with Registrant's independent registered public accounting firm, Pugh & Company, P.C., determined that Registrant did not correctly record the expense associated with the repurchase of its common stock from employees and directors for the years ended December 31, 2003 and 2004 and the interim period ended June 30, 2005, and such expense will be restated by Registrant. The annual meeting was adjourned until corrected information could be provided to the shareholders and amended periodic reports could be filed with the SEC.

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

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Linda M. Crouch-McCreadie      (423) 928-0181

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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


                                    SIGNATURE


     United Tennessee Bankshares, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: November 15, 2005



                                  By:  /s/ Richard G. Harwood
                                     ------------------------------------------
                                           Richard G. Harwood
                                           President and Chief Executive Officer


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